Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288565
J.P. MORGAN REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 15, 2026
TO THE PROSPECTUS DATED APRIL 15, 2026
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 15, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purposes of this Supplement are as follows:
•to disclose the acquisition of office, retail, and industrial properties and the origination of a real estate debt investment;
•to disclose the transaction price for each class of our common stock as of August 1, 2026;
•to disclose the calculation of our June 30, 2026 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our public offering; and
•to disclose certain updates to our Prospectus.
Real Estate Acquisitions and Origination of Real Estate Debt
On June 25, 2026, we acquired a seven-building office portfolio in Wakefield, Massachusetts for $61.0 million, excluding closing costs.
On July 1, 2026, we closed on a $60.0 million mortgage loan to finance the acquisition of a neighborhood shopping center in Dallas, Texas. The mortgage loan has an initial term of three years and two one-year extension options.
On July 2, 2026, we acquired a 132,282 square foot neighborhood retail center located in Southlake, Texas for $41.5 million, excluding closing costs.
On July 7, 2025, we acquired a 290,503 square foot industrial facility in Deerfield Beach, Florida for $65.0 million, excluding closing costs.
August 1, 2026 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of August 1, 2026 (and repurchases as of July 31, 2026) is as follows:

Transaction Price (per share)
Class D	$10.56
Class I	$10.61
Class S	$11.53
Class T	$11.50
As of June 30, 2026, we had no outstanding Class S shares. As a result, the transaction price for our Class S shares is equal to the NAV per share for our Class E shares as of June 30, 2026. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
June 30, 2026 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the aggregate NAV of our common stock, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of June 30, 2026 ($ and shares/units in thousands):

Components of NAV	June 30, 2026
Investments in real estate	$1,445,923
Investments in real estate debt	304,589
Investments in real estate-related and other securities	14,999
Cash and cash equivalents	28,539
Restricted cash	6,085
Other assets	17,273
Debt obligations	(650,056)
Other liabilities	(28,399)
Accrued performance participation allocation	(285)
Stockholder servicing fees payable the following month(1)	(93)
Non-controlling interests in joint ventures	(19,006)
Net Asset Value	$1,119,569
Number of outstanding shares/units	99,227
(1) Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. The stockholder servicing fee on Class D shares was waived as of June 30, 2026, and the NAV attributable to current holders of Class D shares will not be included in the computation of stockholder servicing fees charged on Class D shares in perpetuity. As of June 30, 2026, we had accrued under GAAP stockholder servicing fees of $8.5 million.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2026 ($ and shares/units in thousands, except per share/unit data):

Share Class/Unit	Net asset value	Number of outstanding shares/units	NAV per share/unit
Class D Shares	$10,747	1,017	$10.56
Class I Shares	242,996	22,898	10.61
Class S Shares	-	-	-
Class T Shares	23	2	11.50
Class E Shares	732,358	63,510	11.53
Class X Shares	-	-	-
Class Y Shares	132,493	11,717	11.31
Operating Partnership Units(1)	952	83	11.53
Total	$1,119,569	99,227
(1)Class E units held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2026 valuations, based on property types. Once we value more than one single-family rental property or more than one office property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.32%	5.86%
Industrial	7.94%	6.43%
Retail	7.52%	6.63%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Retail Investment Values
Discount Rate	0.25% decrease	1.91%	1.86%	2.01%
(weighted average)	0.25% increase	(1.91)%	(1.90)%	(1.82)%
Exit Capitalization Rate	0.25% decrease	2.68%	2.41%	2.28%
(weighted average)	0.25% increase	(2.52)%	(2.29)%	(2.10)%
Status of Our Current Public Offering
On February 4, 2026, we commenced our second public offering, pursuant to which we are currently offering on a continuous basis up to $4.8 billion in shares of our common stock, consisting of up to $3.8 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 13,398 Class D, 8,738,831 Class I and 1,974 Class T shares in the primary offering for total proceeds of approximately $92.9 million. We have issued 16,557 Class D, 177,559 Class I and 6 Class T shares for a total value of approximately $2.1 million pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class S shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.
Updates to the Prospectus
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market values of our investments in real estate as of June 30, 2026 presented on page 2 of this Supplement under the section “June 30, 2026 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.
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